



Paul (tillett) Trendler (He/Him) · 1st

Fermented Foods Fanatic and Entrepreneur

Bend, Oregon, United States · **Contact info**

126 connections

Message **More**

 **Super Belly Ferments**

 **Oregon State University**



What is Paul's top skill?

Help us identify relevant opportunities and content for your connections

Higher Education   Curriculum Design   Social Media   Editing

Your response is anonymous and will not be directly shared with your connections or other LinkedIn members. **Learn more**

None of the above

About

Our team at Super Belly Ferments are doing our best to complete one goal: get as many people to eat real food probiotics everyday as possible. Our fermented food line of consumer packaged goods are accessible, clean label, and as delicious as they are nourishing.

Featured



Super Belly Ferments
Super Belly Ferments

Fermented & Naturally Probiotic Dressing & Marinade At Super Belly Ferments, we are committed to real, natural food, always. Our dressings and marinades are packed with natural probiotics from fermented ingredients and mixed...

Activity

126 followers

Posts Paul created, shared, or commented on in the last 90 days are displayed here.

See all activity

Experience



Co-Owner

Super Belly Ferments · Self-employed

Sep 2018 – Present · 2 yrs 11 mos

Bend, Oregon, United States

At Super Belly Ferments, we are committed to real, natural food, always. Our dressings and marinades are packed with natural probiotics from fermented ingredients and mixed with healthy fats from pure avocado oil. Clean food, happy belly, healthy planet.



Co-Founder

Local Culture Krauts

2017 – Present · 4 yrs

Bend, Oregon Area

Small-batch organic sauerkrauts, handmade in Bend Oregon.

 Home

Classroom Teacher / Curriculum Developer



Bend-La Pine Schools · Full-time

Sep 2012 – Jun 2020 · 7 yrs 10 mos

Bend, Oregon, United States

Designed and implemented coursework for Social Sciences, Language Arts, and Leadership in Secondary Schools. I had the opportunity to open two schools and serve on the pilot instructional teams for both Pacific Crest Middle School, and Realms High School.

Guide



Chockstone Climbing Guides / First Ascent Climbing Services

2012 – 2014 · 2 yrs

Bend Oregon

Facilitate structured climbing experiences for individuals, groups, and contracted courses through other outdoor programs.

Substitute Teacher



High Desert Education Service District

2012 – Feb 2013 · 1 yr

Bend Oregon

Part Time Faculty in Outdoor Leadership / Health and Human Performance



Central Oregon Community College

2012 – 2013 · 1 yr

Bend Oregon

I have been instructing the following courses:

Introduction to Outdoor Leadership - provided overview and exposure to various fields of work, theories, educational framework, as well as brought in guest speakers from several disciplines and work environments.

Seminar for Outdoor Leadership - Focused on the professional dispositions, and processes of getting hired in the Outdoor Leadership Career Path.

Beginning Rock Climbing - Instructed the fundamentals of rock climbing, focusing on movement, belaying, knot tying, and anchor assessment and building.

see less



English Teacher at Bend Senior High School

Bend La Pine Schools

2012 – 2013 · 1 yr

Create and implement Language Arts curriculum by designing units and lessons that align with the Oregon Department of Educations Common Core State Standards.



Customer Service / Shipping Manager

https://www.linkedin.com/redir/malware-page?url=LiveSuperfoods%2ecom

Mar 2011 – Jul 2011 · 5 mos

Show fewer experiences ∧

Education



Oregon State University

Master of Arts (M.A.), Secondary Education and Teaching

2005 – 2012